Item 77D

Scudder High Yield Opportunity Fund, a series of SCUDDER PORTFOLIO TRUST

Scudder High Yield Opportunity Fund. Prior to May 1, 2002, the fund's policy stated that the fund pursues its goal by investing at least 65% of total assets in U.S. junk bonds, which are those below the fourth credit grade (i.e., grade BB/Ba and below). Under normal circumstances, the Fund intends to invest at least 80% of its assets in the common stocks of the companies that comprise the S&P 500 Index.

The strategy was revised as follows: Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in U.S. junk bonds, which are those below the fourth credit grade (i.e., grade BB/Ba and below).